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                      March 1, 2022

       David Klein
       Chief Executive Officer
       Canopy Growth Corp
       1 Hershey Drive
       Smiths Falls, Ontario, Canada

                                                        Re: Canopy Growth Corp
                                                            Form 10-K for the
Fiscal Year ended March 31, 2021
                                                            Filed June 1, 2021
                                                            File No. 001-38496

       Dear Mr. Klein:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences